SEC FILE NUMBER
1-7797

CUSIP NUMBER
693320202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PHH Corporation
Full Name of Registrant
Former Name if Applicable

3000 Leadenhall Road
Address of Principal Executive Office (Street and Number)

Mt. Laurel , New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 1, 2006 and March 17, 2006, PHH Corporation (“PHH”, “Company”, “we” or “our”) filed Current Reports on Form 8−K (collectively, the “Form 8-Ks”) with the Securities and Exchange Commission (“SEC”), indicating that we did not expect to meet the extended March 31, 2006 SEC deadline to file our Annual Report on Form 10-K for the year ended December 31, 2005 (“Form 10-K”) because we had not yet finalized our financial statements for the fourth quarter and fiscal year 2005 and the audit of our 2005 financial statements was and is ongoing. Due to the continuing review of these matters and other matters described in the Form 8-Ks and in our Form 12b-25 Notification of Late Filing previously filed with the SEC on March 17, 2006 regarding the delay in filing of our Form 10-K, we have determined that we will need to delay the filing of the Form 10-Q for the fiscal quarter ended March 31, 2006 (“Form 10-Q”) beyond the SEC’s filing deadline. We are working diligently to complete the Form 10-K and commence work on the Form 10-Q, but we are unable at this time to provide an expected date for these filings.

As we continue the process of evaluating the accounting issues identified in the Form 8-Ks and completing the preparation of our 2005 financial statements and commence work on the Form 10-Q, these and other accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements for prior periods or prior fiscal years. As disclosed in the Form 8-Ks, we expect that a material charge for impairment associated with certain of the assets described in the Form 8-Ks may be required under generally accepted accounting principles.

For more information related to the delay in filing of our Form 10-K and Form 10-Q, please refer to our Current Reports on Form 8-K filed with the SEC on March 1, 2006, March 17, 2006 and May 11, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Clair M. Raubenstine, Executive Vice President and Chief Financial Officer	(856)	917-1744
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☒
Annual Report on Form 10-K for fiscal year ended December 31, 2005

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because our assessment and the preparation of our 2005 financial statements continues, at this time, we are unable to present our results of operations for fiscal 2005 or to provide an estimate of our expected net loss for 2005, which was primarily the result of charges associated with the Company’s spin-off from Cendant Corporation on February 1, 2005 (the “Spin-Off”), or an estimate comparing our expected net loss for 2005 to the net income we reported for the year ended December 31, 2004. Similarly, at this time, we are unable to estimate our results of operations for the fiscal quarter ended March 31, 2006 or to provide an estimate of our expected net loss or net income for the first quarter of 2006 or an estimate comparing our expected net loss or net income for the first quarter of 2006 to the net loss we reported for the first quarter of 2005, which was primarily the result of Spin-Off related expenses. The accounting matters identified at this stage in the Form 8-Ks as well as the potential impact of these matters on our financial statements remain preliminary and are subject to change and we are unable at this time to estimate the potential impact of a number of items.

As we continue the process of evaluating the accounting issues identified in the Form 8-Ks and completing the preparation of our 2005 financial statements and commence work on the Form 10-Q, these and other accounting issues may be identified which, individually or in the aggregate, may result in material impairments to assets and/or material adjustments to or restatements of our financial statements for prior periods or prior fiscal years.

Forward-Looking Statements

This Notification of Late Filing on Form 12b−25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts.

You should consider the areas of risk described under the heading “Cautionary Note Regarding Forward-Looking Statements” in our periodic reports under the Securities Exchange Act of 1934, as amended, and those risk factors included as Exhibit 99 thereto, titled “Risk Factors Affecting our Business and Future Results,” in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any updates or revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

PHH Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By:	/s/ Clair M. Raubenstine

		Name:	Clair M. Raubenstine
		Title:	Executive Vice President
and Chief Financial Officer